

Mail Stop 3720

September 29, 2009

Mr. David Chessler
Chief Executive Officer
GPS Industries, Inc.
1074 N. Orange Ave.
Sarasota, Florida 34236

> **RE: GPS Industries, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-30104**

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the company's failure to file its Form 10-Q for the quarter ended June 30, 2009. Please advise.

Form 10-K for fiscal year ended December 31, 2008

"Safe Harbor" Statement, page 3

2.   Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove the reference to the safe harbor throughout your document.

Item 1. Business, page 4

3.   Revise to disclose the number of total employees and number of full-time employees of the Company. Refer to Item 101(h)(4)(xii) of Regulation S-K.

4.   Include discussion in this section related to the amount spent on research and development activities during each of the last two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K. We note your discussion of your research and development expenses incurred during the past two fiscal years in your Management's Discussion and Analysis section.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities, page 11

5.   Please include all required disclosure under Item 701 of Regulation S-K as to all securities sold within the past three years which were not registered under the Securities Act, including the names of the persons or the class of persons to whom the securities were sold or issued to.

Equity Compensation Plan Information, page 11

6.   Revise your disclosure to include, in tabular format, the information required pursuant to Item 201(d) of Regulation S-K. We note your reference to the Notes to the Financial Statements discussing the number of securities to be issued under your equity compensation plans. However, Item 201(d) of Regulation S-K requires additional tabular disclosure with respect to compensation plans under which equity securities are authorized for issuance.

Item 7. Management's Discussion and Analysis of Results of Operations, page 12

7.   Revise this section to include an "Overview" section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction or overview would:

        a. include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

        b. provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Liquidity and Capital Resources, page 13

8. We note on page 13 that you state you will need to raise significant additional capital to fund your operating expenses and repay debt obligations. Clarify this discussion to include your expectations specific to the next 12 months, from the date of the most recent financial statements. Include discussion related to your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Also, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.

Item 9A. Controls and Procedures, page 15

9. Disclose the conclusions of the principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. We note you did not include such a conclusion as part of your annual report filed on Form 10-K for fiscal year ended December 31, 2008. We note the certifications filed by the CEO and CFO state an evaluation of the effectiveness of the disclosure controls and procedures was conducted as of the end of the period covered by this Form 10-K. Please also amend your Form 10-Q for the quarter ended March 30, 2009 to provide the same.

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 17

10. Revise your disclosure to include the required information pursuant to Item 401 of Regulation S-K. Specifically include the age of each director and executive officer as required by Item 401(a) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 18

11. Revise to identify each director, officer or beneficial owner of more than ten percent of any class of equity securities that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year. Also, include the number of late reports for each director, officer or beneficial owner. Refer to Item 405 of Regulation S-K. We note your disclosure on page 19 discussing that several "Reporting Persons" failed to timely file all applicable Section 16 filing requirements.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested

David Chessler
GPS Industries, Inc.
September 29, 2009
Page 4

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director